FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 333-12634

_________GALEN HOLDINGS PUBLIC LIMITED COMPANY______ (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and the Irish Stock Exchange concerning the press release made by Galen Holdings PLC on 25 June 2004 announcing the name change to Warner Chilcott PLC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: June 25, 2004	By: /s/ Anthony D. Bruno___________ Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

<PRESS RELEASE>

NEWS RELEASE

Galen Holdings PLC

Name Change to Warner Chilcott PLC

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 25 June 2004: Galen Holdings PLC ("Galen") announces that its shareholders overwhelmingly approved the change of Galen's name to Warner Chilcott PLC at an extraordinary general meeting (EGM) held yesterday.

Galen's ticker symbol will change to WCRX on the London Stock Exchange and on Nasdaq, effective Monday, 28 June. It will remain FQ4 on the Irish Stock Exchange. The company website can now be found at www warnerchilcott com.

Following completion of the sale of the UK-based pharmaceuticals business and Galen's exclusive focus on the US market, the Directors decided that the operational title of Warner Chilcott will simplify company recognition, creating a unified tradename and corporate identity. The name Warner Chilcott has been widely recognized by physicians throughout the US since the 1950s and has an impressive heritage growing out of the developing pharmaceutical industry in the US during the late 19th century.

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For further information, please contact:

Warner Chilcott PLC

David G. Kelly Tel: + 44 (0) 28 3836 3634

Financial Dynamics

Francetta Carr Tel: + 44 (0) 20 7831 3113

Note:

Forward looking statements in this report, including, without limitation, statements relating to Warner Chilcott's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Warner Chilcott to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Warner Chilcott's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Warner Chilcott operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Warner Chilcott with the SEC. Warner Chilcott undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.